





Joseph L. Pittera, Esq.
Law Offices of Joseph L. Pittera
2214 Torrance Boulevard
Suite 101
Torrance, CA 90501
Telephone (310) 328-3588
Facsimile (310) 328-3063
E-mail: evlam2000@aol.com
State Bar No. 170660

Attorney for Debtor:
VALCOM, INC.

FILED
AUG - 5 2008
CLERK U.S. BANKRUPTCY COURT
CENTRAL DISTRICT OF CALIFORNIA
Deputy Clerk

ENTERED
AUG - 5 2008
CLERK U.S. BANKRUPTCY COURT
CENTRAL DISTRICT OF CALIFORNIA
BY Deputy Clerk

LODGED
AUG - 5 2008
CLERK U.S. BANKRUPTCY COURT
CENTRAL DISTRICT OF CALIFORNIA
BY Deputy Clerk

UNITED STATES BANKRUPTCY COURT

CENTRAL DISTRICT OF CALIFORNIA

VALCOM, INC., Debtor.	Case No.: LA07-15984-ER ORDER CONFIRMING SECOND AMENDED PLAN OF REORGANIZATION UNDER CHAPTER 11 OF THE BANKRUPTCY CODE DATE: August 5, 2008 TIME: 10:00 A.M. ROOM: 1568

Valcom, Inc., the debtor herein (the "Debtor"), having proposed and filed its Second Amended Plan of Reorganization under Chapter 11 of the Bankruptcy Code dated June 13, 2008 (as may be subsequently modified and supplemented, the "Plan"); and the Second Revised Amended Disclosure Statement for the Plan of the Debtor dated June 13, 2008 (the "Disclosure Statement") having been approved by this Court pursuant to its Order Approving Disclosure Statement entered July 2, 2008 (the "Disclosure Statement Order"), which Disclosure Statement

Order, among other things, (a) established a voting record date; (b) approved the solicitation procedures, forms of ballot, and manner of notice; (c) fixed the date, time and place for the confirmation hearing and the deadline for filing objections thereto; and (d) fixed the final date for filing requests for payment of administrative expenses; and a hearing having been held before this Court on August 5, 2008 to consider confirmation of the Plan (the "Confirmation Hearing"); and due notice of the Plan and the Confirmation Hearing having been duly transmitted and provided to holders of Claims against and Interests in the Debtor and other parties in interest in compliance with the Disclosure Statement Order, the Bankruptcy Code, and the Bankruptcy Rules, as evidenced by the affidavit of service filed with the Court, and such notice being sufficient under the circumstances and no further notice being required; and the Court having considered the Debtor's Memorandum of Law dated July 21, 2008 in support of confirmation of the Plan; and the Court having reviewed and considered the entire record of the Confirmation Hearing, including the Plan, the Disclosure Statement, the Disclosure Statement Order, and all related documents; and upon the arguments of counsel and the evidence proffered and adduced at the Confirmation Hearing; and after due deliberation and sufficient cause appearing therefor;

IT IS HEREBY FOUND, DETERMINED, ORDERED, ADJUDGED AND DECREED AS FOLLOWS:

1.   <u>Findings and Conclusions</u>. The findings and conclusions set forth herein and in the record of the Confirmation Hearing constitute this Court's findings of fact and conclusions of law pursuant to Rule 52 of the Federal Rules of Civil Procedure, as made applicable herein by Bankruptcy Rules 7052 and 9014. To the extent any of the following findings of fact constitute conclusions of law, they are adopted as such. To the extent any of the following conclusions of law constitute findings of fact, they are adopted as such.

2. <u>Jurisdiction.</u> This Court has jurisdiction over the Debtor's Chapter 11 case and to confirm the Plan pursuant to 28 U.S.C. § 1334. Confirmation of the Plan is a core proceeding pursuant to 28 U.S.C. § 157(b)(2)(L) and the Court has jurisdiction to enter a final order with respect thereto. The Debtor is an eligible debtor under section 109 of the Bankruptcy Code. Venue is proper before this Court pursuant to 28 U.S.C. §§ 1408 and 1409.

3. <u>Solicitation and Notice.</u> Each of the Plan, the Disclosure Statement, the Disclosure Statement Order, the notice of the Confirmation Hearing, and an appropriate ballot for voting on the Plan with return pre-paid envelope (in substantially the forms approved pursuant to the Disclosure Statement Order) (collectively, the "Solicitation Materials") were transmitted and served in compliance with the Bankruptcy Code, the Bankruptcy Rules, and the Disclosure Statement Order. Also, and as set forth in the affidavit of service filed herein, the transmittal and service of the Solicitation Materials were timely, adequate, and sufficient under the circumstances.

4. <u>Notice.</u> All parties required to be given notice of the Confirmation Hearing (including the deadline for filing and serving objections to confirmation of the Plan) have been provided due, proper, timely, and adequate notice in compliance with the Bankruptcy Code, the Bankruptcy Rules and the Disclosure Statement Order, and have had an opportunity to appear and be heard with respect thereto. No other or further notice is required.

5. <u>Voting.</u> Votes to accept or reject the Plan have been solicited and tabulated in good faith and in a manner consistent with the Bankruptcy Code, the Bankruptcy Rules, and the Disclosure Statement Order.

6. <u>Plan Compliance with the Bankruptcy Code and the Bankruptcy Rules.</u> The Plan complies with all applicable provisions of the Bankruptcy Code and the Bankruptcy Rules,

including, without limitation, sections 1122, 1123, 1127 and 1129 of the Bankruptcy Code. The Debtor has complied with section 1125 of the Bankruptcy Code with respect to the Disclosure Statement and the Plan. Without limiting the generality of the foregoing, the Court decrees that:

Notwithstanding a typographical error in the Debtor's Disclosure Statement, Plan of Reorganization =

(a)   Acceptance by Certain Classes (11 U.S.C. § 1 129(a)(8)). Classes 1 and 2 are unimpaired Classes of Claims, and, therefore, are conclusively presumed to have accepted the Plan in accordance with section 1126(f) of the Bankruptcy Code. Classes 3 and 4 are impaired under the Plan, and Class 3 and 4 voted to accept the Plan. Class 5 Interests are not impaired and, therefore, are deemed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code.

(b)   Feasibility (11 U.S.C. § 1 129(a)(11)). The evidence proffered or adduced at the Confirmation Hearing: (a) is persuasive and credible; (b) has not been controverted by other evidence; and (c) establishes that the Plan has more than a reasonable likelihood of success and satisfies the feasibility standard, thereby satisfying the requirements of section 11 29(a)(11) of the Bankruptcy Code.

(c)   Continuation of Retiree Benefits (11 U.S.C. § 1 129(a)(13)). The Debtor does not, either as of the commencement of the Chapter 11 case or at any time during the Chapter 11 case, have any plans, funds, or programs providing retired employees and their spouses and dependents with, or reimbursing them for, medical, surgical or hospital care benefits, or benefits in the event of sickness, accident, disability or death. Accordingly, the requirements of section 1 129(a)(1 3) of the Bankruptcy Code are not relevant to the Chapter 11 case or the confirmation of the Plan.

(d)   Good Faith Solicitation (11 U.S.C. § 1125(e)). Based on the record in this Chapter 11 case, the Debtor and any of its respective affiliates, officers, directors, partners, shareholders, employees, agents, attorneys, accountants or other professional advisors, have

acted in "good faith" within the meaning of section 1125(e) of the Bankruptcy Code in

compliance with the applicable provisions of the Bankruptcy Code and Bankruptcy Rules in

connection with all their respective activities relating to the Plan, including but not limited to,

any action or inaction in connection with their participation in the activities described in section

1125 of the Bankruptcy Code, and are entitled to the protections afforded by section 1125(e) of

the Bankruptcy Code.

(e)   Issuance of Non-Voting Equity Securities (11 U.S.C. Section 1123(a)(6). ~~The~~ To the extent applicable,

Debtor shall ~~prohibit~~ provide for inclusion in its Charter the ~~issuance~~ provision for prohibiting the issuance of any non-voting equity securities and shall

provide an appropriate distribution of voting power to those classes of securities of the Debtor

possessing voting power.

7.   Assumption of Executory Contracts and Unexpired Leases. The Debtor has

satisfied the provisions of section 365 of the Bankruptcy Code with respect to the assumption of

any executory contracts and unexpired leases pursuant to the Plan.

8.   Confirmation. The Plan in its entirety is confirmed pursuant to section 1129 of

the Bankruptcy Code. The terms of the Plan are incorporated by reference into, and are an

integral part of, this Order. Objections, if any, to confirmation of the Plan that have not been

resolved or withdrawn are hereby overruled.

9.   Omission of Reference to Particular Plan Provisions. The failure to specifically

describe or include any particular provision of the Plan in this Order shall not diminish or impair

the effectiveness of such provision, it being the intent of this Court that the Plan be approved and

confirmed in its entirety.

10.   Plan Classification Controlling. The classifications of Claims for purposes of the

distributions to be made under the Plan shall be governed solely by the terms of the Plan. The classification set forth on the Ballots tendered or returned by the Debtor's creditors in connection with voting on the Plan: (a) were set forth on the Ballots solely for purposes of voting to accept or reject the Plan; (b) do not necessarily represent, and in no event shall be deemed to modify or otherwise affect, the actual classification of such Claims under the Plan for distribution purposes; and (c) shall not be binding on the Debtor, creditors or interest holders for purposes other than voting on the Plan.

11. <u>Withholding and Reporting Requirements</u>. In connection with the Plan and all instruments issued in connection therewith and distributions thereon, any party issuing any instrument or making any distribution under the Plan shall comply with all applicable withholding and reporting requirements imposed by any federal, state, or local taxing authority, and all distributions under the Plan shall be subject to any such withholding or reporting requirements. Notwithstanding the above, each holder of an Allowed Claim that is to receive a distribution under the Plan shall have the sole and exclusive responsibility for the satisfaction and payment of any tax obligations imposed by any governmental unit, including income, withholding, and other tax obligations, on account of such distribution. The Debtor shall have the right, but not the obligation, to not make a distribution until such holder has made arrangements satisfactory to the Debtor for payment of any such tax obligations.

12. <u>Vesting of Assets</u>. Upon the Effective Date, all property, assets, rights and interests of the Debtor shall vest in the reorganized Debtor, and the Debtor thereupon shall continue to operate its business and engage in transactions and own and manage its assets, property and affairs without the necessity for any approval by or authorization from this Court.

13. <u>Injunction</u>. The entry of this Order shall, provided that the Effective Date shall have occurred, operate to enjoin permanently all persons that have held, currently hold or may

hold a Claim or other debt or liability against the Debtor from taking any of the following actions in respect of such Claim, debt or liability: (a) commencing, conducting or continuing in any manner, directly or indirectly, any suit, action or other proceeding of any kind against the Debtor or the Debtor's property or assets; (b) enforcing, levying, attaching, collecting or otherwise recovering in any manner or by any means, whether directly or indirectly, any judgment, award, decree or order against the Debtor or the Debtor's property or assets; (c) creating, perfecting or enforcing in any manner, directly or indirectly, any lien or encumbrance of any kind against the Debtor or the Debtor's property or assets; (d) asserting any setoff, right of subrogation or recoupment of any kind, directly or indirectly, against any debt, liability or obligation due to the Debtor or the Debtor's property or assets; and (e) proceeding in any manner in any place whatsoever that does not conform to or comply with or is inconsistent with the provisions of the Plan.

14.   <u>Termination of Stays</u>. Unless otherwise provided by separate order of this Court, all stays arising under section 362 of the Bankruptcy Code, and in existence as of the date of the entry of this Order, shall remain in full force and effect until the Effective Date.

15.   <u>Retention of Jurisdiction</u>. This Court may properly, and upon the Effective Date shall, retain jurisdiction over the matters arising in, under, and related to, the Debtor's Chapter 11 case, as set forth in the Plan and section 1142 of the Bankruptcy Code.

16.   <u>Payment of Statutory Fees</u>. All fees incurred by the U.S. Trustee pursuant to section 1930 of chapter 123 of title 28 of the United States Code shall be paid on or before the effective date of the Plan by the Debtor. Thereafter, the Debtor shall pay all United States Trustee quarterly fees, accruing under 28 U.S.C. § 1930 on all disbursements for the Debtor's

case, until the earlier of (i) the entry of a final decree, (ii) dismissal of the case, or (iii) conversion of the case to a case under chapter 7 of the Bankruptcy Code.

17. _Post-Effective Date Fees and Expenses_. From and after the Effective Date, the Debtor shall, in the ordinary course of business and without the necessity for any approval by or authorization from the Court, pay the reasonable fees and expenses of its professional persons incurred by the Debtor after the effective date of the Plan.

18. _Governmental Approvals Not Required_. This Order shall constitute all approvals and consents required, if any, by the laws, rules, or regulations of any state or other governmental authority with respect to the implementation or consummation of the Plan, any documents, instruments, or agreements, and any amendments or modifications thereto, and any other acts referred to in, or contemplated by, the Plan.

19. _Notice of Entry of Confirmation Order_. The Debtor shall serve notice of entry of this Order pursuant to Bankruptcy Rules 2002(f)(7), 2002(k), and 3020(c) on all creditors and interest holders, the United States Trustee, and other parties in interest, by causing notice of entry of this Order to be delivered to such parties by first-class mail, postage prepaid, within ten (10) business days after entry of this Order. Such notice is adequate under the particular circumstances and no other or further notice thereof is necessary.

20. _Conflicts Between Order and Plan_. In the event of any inconsistency between the Plan and this Order, the provisions of this Order shall govern. The provisions of this Order are integrated with each other and are non-severable and mutually dependent.

21. _Waiver of Stay Under Bankruptcy Rule 3 020(e)_. Notwithstanding Bankruptcy Rules 3020(e) or 6006(d), or any other provision of the Bankruptcy Code or Bankruptcy Rules, this Order shall be effective and enforceable immediately upon its entry.

22.   Final Order. This Order is a Final Order and the period in which an appeal must be filed shall commence upon the entry hereof.

Dated: Los Angeles, California

August __5__, 2008



UNITED STATES BANKRUPTCY JUDGE

NOTE TO USERS OF THIS FORM:
Physically attach this form as the last page of the proposed Order or Judgment.
*Do **not** file this form as a separate document.*

In re **Valcom, Inc.** Debtor.	CHAPTER 11 CASE NUMBER LA07-15984-ER

NOTICE OF ENTRY OF JUDGMENT OR ORDER AND CERTIFICATE OF MAILING

TO ALL PARTIES IN INTEREST ON THE ATTACHED SERVICE LIST:

1. You are hereby notified, pursuant to Local Bankruptcy Rule 9021-1(a)(1)(E), that a judgment or order entitled (*specify*): **ORDER CONFIRMING SECOND AMENDED PLAN OF REORGANIZATION UNDER CHAPTER 11 OF THE BANKRUPTCY CODE**

   was entered on (*specify date*): AUG 05 2008

2. I hereby certify that I mailed a copy of this notice and a true copy of the order or judgment to the persons and entities on the attached service list on (*specify date*): AUG 05 2008

Dated: AUG 05 2008

JON D. CERETTO
Clerk of the Bankruptcy Court

By: Lydia Gonzalez
Deputy Clerk

F 9021-1.1

Rev. 1/01 This form is optional. It has been approved for use by the United States Bankruptcy Court for the Central District of California.

Best Case Bankruptcy

Software Copyright (c) 1996-2001 Best Case Solutions, Inc. - Evanston, IL - (800) 492-8037

SERVICE LIST

Alvin Mar, Esq.
Office of the U.S. Trustee
725 S. Figueroa Street
26th Floor
Los Angeles, CA 90017

Allan D. Sarver, Esq.
16633 Ventura Boulevard
Suite 800
Encino, CA 91436

Thomas M. Regele, Esq.
Margolis & Tisman
444 S. Flower Street
Suite 2300
Los Angeles, CA 90071

Jeffrey N. Pomerantz, Esq.
Pachulski, Stang, Ziehl, Young,
Jones & Weintraub
10100 Santa Monica Boulevard
11th Floor
Los Angeles, CA 90067

Richard F. Weiner, Esq.
Wayne Fong, Esq.
17911 Von Karman Avenue
Suite 300
Irvine, CA 92614-6253

Stuart Komrower, Esq.
Cole, Schotz, Meisel, Forman
& Leonard
Court Plaza North
25 Main Street
P.O. Box 800
Hackensack, NJ 07602

Larry D, Simons, Esq.
Law Offices of Larry D. Simons
225 South Lake Avenue, Suite 300
Pasadena, CA 91101

Jeff Kutash
537 Newport Center Drive
Suite 177
Newport Beach, CA 92660

Joseph L. Pittera, Esq.
2214 Torrance Boulevard
Suite 101
Torrance, CA 90501